Mail Stop 6010

May 30, 2006

John Paulsen, Chairman and Chief Executive Officer
Dual Cooper, President
DTLL Inc
628 Harbor View Lane
Petoskey, Michigan 49770

<u>Via U S Mail and FAX [(312) 264-0205]</u>

      Re: DTLL Inc
             Form 8-K filed on May 8, 2006
             Form 8-K filed on May 26, 2006
             File No. 0-30608

Dear Messrs. Paulsen and Cooper:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed on May 8, 2006
Form 8-K filed on May 26, 2006

1. Since your change of accountants was effective May 5, 2006, the letter from your former auditors was due on or about May 15, 2006. You should amend your report to include the required letter from your former auditors as Exhibit 16. See Item 4.01 of Form 8-K and Item 304 of Regulation S-B. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Please file your response letter and amendment via EDGAR in response to this comment within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant